UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

We are amending our Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on September 30, 2025 (the “Original Filing”), for the purpose of correcting errors in the unaudited interim consolidated financial statements and the notes to the unaudited interim consolidated financial statements relating to the accounting for the Smart NX deconsolidation and the Munddi acquisition.

Subsequent to the initial issuance of the unaudited interim financial statements as of and for the six-months ended June 30, 2025, the Company concluded that the previously issued unaudited interim consolidated financial statements contained errors relating to the accounting for the Smart NX deconsolidation and the Munddi acquisition. In addition to the restatement of the financial statements, certain historical information within the notes to the audited interim consolidated financial statements has also been restated to reflect the correction of the restatement adjustments.

The Company has evaluated the effect of the incorrect presentation, both qualitatively and quantitatively, and concluded that it had a material impact individually and, in the aggregate, as evaluated under the Securities and Exchange Commission Staff Bulletin No. 99, Materiality and IAS 8, Accounting Policies, Changes in Accounting Estimates and Error on the previously filed unaudited interim consolidated financial statements.

Note 3 of the attached unaudited interim financial statements as of and for the six-months ended June 30, 2025, as restated, include a description of the main line items impacted by the restatement illustrating the effect of the error corrections thereon.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Unaudited interim consolidated statements as of and for the six-month period ended June 30, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: February 23, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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